Exhibit 15.01

Awareness Letter of KPMG LLP, Independent Registered Public Accounting Firm

The Board of Directors

Electronic Arts Inc.:

With respect to the registration statement on Form S-8 of Electronic Arts Inc. to be filed on or about November 6, 2006, we acknowledge our awareness of the use therein of our reports dated August 8, 2006 and November 6, 2006 relating to the unaudited condensed consolidated interim financial statements of Electronic Arts Inc. and subsidiaries that are included in its Form 10-Q for the three-month periods ended July 1, 2006 and September 30, 2006, respectively.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

KPMG LLP

Mountain View, California

November 6, 2006